

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via E-mail
Debopam Mukherjee
President
Artison Investments, Ltd.
16526 106th Ct
Orland Park, Illinois 60647

> **Re:**   **Artison Investments, Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 17, 2011**
> **File No. 333-169304**

Dear Mr. Mukherjee:

　　We have reviewed your registration statement and the letter you sent to us on October 17, 2011 and have the following comments.

Cover Page of the Prospectus and Terms of Offering, page 14

1. Please disclose all of the intended methods of communication through which these securities will be offered.

Description of Business, page 18

2. We note your response to comment four of our letter dated September 20, 2011. Please state in the prospectus whether the information in the web sites is incorporated by reference into the prospectus.

Background of Directors, Executive Officers, Promoters and Control Persons, page 31

3. Supplementally, please tell us the basis for your statement that your development of a wood substitute is the only such initiative at the current time available in the world market.

Undertakings, page 47

4. We note your response to comment six of our letter dated September 20, 2011. Please revise to include the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

　　You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Al Pavot, Senior Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gerwerter, Esq.